Exhibit 99.1

Date: February 27, 2025	324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: PRECISION DRILLING CORPORATION
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 28, 2025
Record Date for Voting (if applicable) :	March 28, 2025
Beneficial Ownership Determination Date :	March 28, 2025
Meeting Date :	May 15, 2025
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	74022D407	CA74022D4075

Sincerely,

Computershare
Agent for PRECISION DRILLING CORPORATION